UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One):	☒ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: December 31, 2012

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Attached Instruction Sheet Before Preparing Form. Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: N/A

PART 1 – REGISTRANT INFORMATION

Full Name of Registrant: American Eagle Energy Corporation

Former Name if Applicable:

2549 W. Main Street, Suite 202

Address of Principal Executive Office (Street and Number)

Littleton, Colorado 80120

City, State and Zip Code

PART II – RULES 12B-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by RULE 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why the Form 10-K, 20-F, 11-K, Form 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed)

The Annual Report on Form 10-K for the period ended December 31, 2012, could not be filed within the prescribed period because of the time required for us to conclude our preparation of our financial statements and for our independent registered public accounting firm to conclude its audit of our financial statements, primarily as a result of the financing and acquisition transactions that occurred during the last week of such fiscal year and the first week of the current fiscal year and the additional time required in respect of the XBRL processing. Further, we will need additional time to prepare the related Item 7 “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

PART IV - OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Bradley M. Colby	303	798-5235
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports) been filed? If the answer is no, identify report(s).

☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The results of operations for the 2012 fiscal year will indicate materially higher production of oil and gas and increased drilling and administrative costs associated therewith than for the prior fiscal year. These increases have been disclosed in our various Quarterly Reports on Form 10-Q during the 2012 fiscal year. The economic scope of such production and drilling and administrative expenses did not mirror those in our 2011 fiscal year.

American Eagle Energy Corporation
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: April 1, 2013	By:	/S/ BRADLEY M. COLBY
Bradley M. Colby
President and Chief Executive Officer